Exhibit 21

SUBSIDIARIES OF REGISTRANT

Clean Diesel Technologies, Inc.'s subsidiaries as of December 31, 2013 are listed below.

Name of Subsidiary	State/Jurisdiction of Incorporation	Common Equity Ownership

Clean Diesel Technologies Limited	United Kingdom	100%
Catalytic Solutions, Inc.	California	100%
CSI Aliso, Inc.	California	100%
Catalytic Solutions Holdings, Inc.	Delaware	100%
ECS Holdings, Inc.	Delaware	100%
Engine Control Systems Ltd.	Nevada	100%
Engine Control Systems Limited	New Brunswick	100%
CDTI Sweden AB	Sweden	100%